
07003827

SEC... MISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

602 Main Street, Suite 801
(No. and Street)

Cincinnati, OH 45202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Mueller (513) 619-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld, LLC
(Name – *if individual, state last, first, middle name*)

21 Merchants Row, 5th Fl. Boston, MA 02109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FJ 3/14

OATH OR AFFIRMATION

I, Michael A. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C. SCHWART
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-23-11

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL EQUITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

FINANCIAL STATEMENTS	PAGE
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITOR'S REPORT ON SEC SUPPLEMENTARY INFORMATION	8
COMPUTATION OF NET CAPITAL	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2006 and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 5, 2007

COASTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

See Auditor's Report

ASSETS

Current assets		
Cash and cash equivalents	$	49,404
Accounts receivable		94,213
Prepaid expenses		5,122
Total current assets		148,739
Other assets		
Equipment and furnishings, net of accumulated depreciation of $21,182		5,208
Marketable security available for sale		22,164
Deposit with correspondent broker		25,090
Total other assets		52,462
Total assets	$	201,201

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Commissions payable	$	49,557
Accounts payable		16,440
Accrued expenses		9,068
Total liabilities		75,065
Stockholder's equity		
Common stock, $.01 par value Authorized 200,000 shares Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		92,077
Accumulated other comprehensive loss		4,518
Total stockholder's equity		126,136
Total liabilities and stockholder's equity	$	201,201

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2006

See Auditor's Report

Revenues	$ 1,363,071
Expenses	
Salaries and benefits	171,506
Commissions	913,799
Clearing charges	162,899
Registration fees	2,159
Office supplies and expense	21,007
Telephone	6,261
Rent	13,197
Travel and entertainment	7,777
Software maintenance	2,720
Accounting and consulting	18,724
Legal	3,932
Depreciation and amortization	1,493
Other	8,188
Total expenses	1,333,662
Operating income	29,409
Other income and expense	
Investment income	5,175
State tax expense	(2,151)
Net income	$ 32,433

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

See Auditor's Report

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1	$ 100	$ 29,441	$ 70,339	$ 2,027	$ 101,907
Comprehensive Income					
Net income			32,433		32,433
Other comprehensive income					
Unrealized holding gain				2,491	2,491
Comprehensive income			32,433	2,491	34,924
Dividends paid			(10,695)		(10,695)
Balance, December 31	$ 100	$ 29,441	$ 92,077	$ 4,518	$ 126,136

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

See Auditor's Report

Cash flows from operating activities		
Revenue received	$	1,371,296
Operating expenses paid		(1,351,471)
Income taxes paid		5,175
Investment income received		(2,151)
Net cash provided by operating activities		22,849
Cash flows from investing activities		
Purchase of equipment		(1,775)
Securities purchased		(17)
Net cash used by operating activities		(1,792)
Cash flows from financing activities		
Dividends paid		(10,695)
Cash flows		10,362
Cash and cash equivalents, beginning of year		39,042
Cash and cash equivalents, end of year	$	49,404

Reconciliation of net income to net cash provided by operating activities		
Net income	$	32,433
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		1,493
Changes in assets and liabilities		
Accounts receivable		8,225
Prepaid expenses		(4,187)
Commissions payable		(9,758)
Accounts payable		(3,019)
Accrued expenses		(2,338)
Net cash provided by operating activities	$	22,849

See notes to financial statements

COASTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

A. Securities dealer registration and nature of operations

Coastal Equities, Inc. (the "Company") is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2006, net capital was $84,609.

The Company has independent brokers who operate four offices in Massachusetts, New Hampshire, and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

B. Significant accounting policies

Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Depreciation of equipment and furnishings is being provided over 5-year lives using the straight-line method. Repairs and maintenance are charged to expense as incurred.

Cash and cash equivalents includes bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Registration fees are recorded as expenses when paid.

Compensated absences are recognized as expenses in the year the employee actually takes an unpaid leave.

C. Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

D. Investment in marketable security

Investments in marketable securities – a mutual fund – are held for an indefinite period and, thus, are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Fair value of the security at December 31, 2006 was:

Cost, computed first-in-first-out	$17,646
Unrealized holding gain	4,518
Fair value	$22,164

Other comprehensive income included the unrealized holding gain of $2,491

COASTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

E. Stock transaction and corporate restructuring

On June 30, 2004, 100% of the Company's stock was sold by its prior owner. Senior and Executive Retirement Resources, Inc., a newly formed corporation, became the sole shareholder.

F. Operating lease

The Company leases its office space under a lease:

Monthly rent:	$2,675
Monthly sub-lease revenue:	1,740
Non-cancellable sub-lease revenue	0
Expiration date of lease	June 30, 2009

G. Defined contribution pension plan

A SEP/IRA defined contribution pension plan is maintained for the Company's employees. All contributions to this plan are discretionary, and 2006 contributions were $21,800.

H. Income taxes

The Company has elected to be taxed as an "S" corporation for federal and state income tax purposes. As part of the corporate restructuring described in Note E, the Company elected to become a qualified S Corporation Subsidiary. These two elections cause all taxable income to be recognized, and all income taxes to be paid, by the stockholder of the parent corporation.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying financial statements of Coastal Equities, Inc. as of and for the year ended December 31, 2006 and have issued my report thereon dated February 5, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 5, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Coastal Equities, Inc. as of 12/31/2006

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition			$ 126,136	3480
2	Deduct ownership equity not allowable for Net Capital				3490
3	Total ownership equity qualified for Net Capital				3500
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5	Total capital and allowable subordinated liabilities			$ 126,136	3530
6	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)...	$ 18,648	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	18,648	3620
7	Other additions and/or allowable credits (List)				3630
8	Net capital before haircuts on securities positions			$ 107,488	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1 Exempted securities		3735		
	2 Debt securities		3733		
	3 Options		3730		
	4 Other securities	3,449	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	3,449	3740
10	Net Capital			$ 104,039	3750

OMIT PENNIES

Reconciliation to net capital per unaudited IIA filed by Coastal Equitities, Inc.

Net capital per unaudited II filed by Coastal Equities, Inc.		86,756
Amounts per audited financial statements, less amounts per form IIA		
Total ownership equity	20,032	
Total unallowable assets	-2,749	17,283
Net capital as computed above		104,039

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
February 5, 2007

END